Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
JONATHAN SHEENA	Common	2/29/2024	16,000	$ 1,403,541.90
C/O NATERA, INC.	Common	3/28/2024	1,447	$ 130,456.40
13011 McCallen Pass	Common	1/22/2024	233	$ 15,881.28
Building A Suite 100	Common	2/6/2024	6,000	$ 420,010.00
Austin, TX 78753	Common	2/7/2024	6,000	$ 420,584.00